Exhibit 99.1

Contact:	Mark H. Collin
Phone: 603-773-6612
Fax: 603-773-6605
Email: collin@unitil.com

Unitil Reports Third Quarter Earnings

Hampton, NH – October 25, 2007: Unitil Corporation (AMEX: UTL) (www.unitil.com) today announced net income of $1.6 million for the third quarter of 2007. Earnings per common share (EPS) were $0.28 for the three months ended September 30, 2007 compared with $0.32 in the third quarter of 2006. Earnings for the third quarter of 2007 reflect higher depreciation and interest expenses, partially offset by higher electric and gas utility sales margins and improved profits from Usource™, Unitil’s non-regulated energy-brokering business. For the nine months ended September 30, EPS were $1.04 for 2007 compared to $0.93 for 2006, an increase of $0.11 per share, or 12%.

The following table presents the significant items (discussed below) contributing to the change in earnings per share in the three and nine month periods ended September 30, 2007:

2007 Earnings Per Share vs. 2006

		Period Ended September 30,
		QTD	YTD
	2006	$0.32	$0.93
Electric Sales Margin		0.03	0.07
Gas Sales Margin		0.02	0.16
Usource™ Sales Margin		0.04	0.10
Operation & Maintenance Expense		—	0.02
Depreciation, Amortization & Other		(0.09)	(0.14)
Interest Expense, Net		(0.04)	(0.10)

	2007	$0.28	$1.04

Total electric kilowatt (kWh) sales decreased 3.9% and 1.4% in the three and nine month periods ended September 30, 2007, respectively compared to the same periods in 2006. The lower kWh sales in 2007 compared to 2006 were primarily driven by cooler summer weather this year and energy conservation by our residential and commercial and industrial (C&I) customers.

Natural gas sales in the three and nine month periods ended September 30, 2007 increased 6.1% and 8.0%, respectively, compared to the same periods in 2006. The increase in gas sales in 2007 reflects a colder winter heating season this year and higher natural gas sales to C&I customers.

Selected Financial Data for 2007 is presented in the following table:

(Unaudited)
Unitil Corporation – Condensed Financial Data
(Millions, except Per Share data)

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
	2007	2006	Change	2007	2006	Change
Electric kWh Sales:
Residential	179.7	188.6	(4.7%)	515.6	521.5	(1.1%)
Commercial/Industrial	285.1	294.9	(3.3%)	813.2	825.5	(1.5%)

Total	464.8	483.5	(3.9%)	1,328.8	1,347.0	(1.4%)

Gas Therm Sales:
Residential	0.7	0.7	—	7.9	7.7	2.6%
Commercial/Industrial	2.8	2.6	7.7%	13.8	12.4	11.3%

Total	3.5	3.3	6.1%	21.7	20.1	8.0%

Electric Revenues	$56.9	$61.2	$(4.3)	$171.3	$171.0	$0.3
Purchased Electricity	42.7	47.3	(4.6)	129.2	129.6	(0.4)

Electric Sales Margin	14.2	13.9	0.3	42.1	41.4	0.7

Gas Revenues	3.9	4.4	(0.5)	24.5	24.4	0.1
Purchased Gas	2.1	2.8	(0.7)	15.9	17.4	(1.5)

Gas Sales Margin	1.8	1.6	0.2	8.6	7.0	1.6

Usource Sales Margin	1.0	0.6	0.4	2.8	1.8	1.0

Total Sales Margin:	17.0	16.1	0.9	53.5	50.2	3.3

Operation & Maintenance Expenses	6.5	6.5	—	19.8	20.0	(0.2)
Depreciation, Amortization & Other	6.6	5.9	0.7	21.0	19.2	1.8
Interest Expense, Net	2.3	1.9	0.4	6.8	5.8	1.0

Net Income:	$1.6	$1.8	$(0.2)	$5.9	$5.2	$0.7

Earnings Per Share	$0.28	$0.32	$(0.04)	$1.04	$0.93	$0.11

Electric sales margin increased $0.3 million and $0.7 million in the three and nine months ended September 30, 2007, respectively, compared to the same periods in 2006. The improvement in electric sales margin primarily reflects additional step rate increases approved and implemented in the last half of 2006 and the first half of 2007 in New Hampshire, partially offset by lower electric kWh sales volumes.

Natural gas sales margin increased $0.2 million and $1.6 million in the three and nine months ended September 30, 2007, respectively, compared to the same periods in 2006 primarily reflecting higher sales to C&I customers and new natural gas distribution rates approved and implemented in early 2007.

Usource™ achieved increased revenues of $0.4 million and $1.0 million in the three and nine month periods ended September 30, 2007, increases of 67% and 56% respectively, over the comparable 2006 periods.

Total O&M expenses were flat for the three month period ended September 30, 2007 compared to the same period in 2006. For the nine month period ended September 30, 2007, total O&M expenses decreased $0.2 million compared to the same period in 2006. This decrease primarily reflects lower utility operating expenses which were partially offset by higher compensation and benefit costs.

Depreciation, Amortization, Taxes & Other expenses increased $0.7 million and $1.8 million in the three and nine month periods ended September 30, 2007 compared to the same periods in 2006 reflecting higher depreciation on utility plant and income taxes on higher levels of pre-tax earnings in 2007 compared to 2006.

Interest Expense, Net increased $0.4 million and $1.0 million in the three and nine month periods ended September 30, 2007 compared to the same periods in 2006 reflecting higher debt outstanding and higher interest rates.

Also in the third quarter, the Unitil Corporation Board of Directors declared the regular quarterly dividend on the Company’s common stock of $0.345 per share. This quarterly dividend results in a current effective annual dividend rate of $1.38 per share representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

About Unitil

Unitil is a public utility holding company with subsidiaries providing electric service in New Hampshire and electric and gas service in Massachusetts and energy services throughout the Northeast. Its subsidiaries include Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Unitil Power Corp., Unitil Realty Corp., Unitil Service Corp. and its non-regulated business segment Unitil Resources, Inc. Usource L.L.C. is a subsidiary of Unitil Resources, Inc. Usource™ is a registered trademark of Unitil Resources, Inc.

This press release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. All statements, other than statements of historical fact, are forward-looking statements. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to the following: variations in weather; changes in the regulatory environment; customers’ preferences on energy sources; general economic conditions; increased competition; fluctuations in supply, demand, transmission capacity and prices for energy commodities; and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of Unitil Corporation.

For more information, visit Unitil at www.unitil.com or call Mark Collin at 603-773-6612.